1055 E. Colorado Boulevard, Suite 310

Pasadena, CA 91106

(855) 317-4448

Fax (877) 711-4047

David Van Steenis

Chief Financial Officer

(855) 317-4448

dvansteenis@exchangeright.com

November 14, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Ameen Hamady and Shannon Menjivar

100 F Street, N.E.

Washington, D.C. 20549

Re:	ExchangeRight Income Fund Form 10-K for the year ended December 31, 2023 Filed April 11, 2024 File No. 000-56543

Dear Mr. Hamady and Ms. Menjivar:

This letter is being submitted on behalf of ExchangeRight Income Fund (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2023 filed on April 11, 2024 (the “Form 10-K”), as set forth in your letter dated November 4, 2024 addressed to David Van Steenis, Chief Financial Officer of the Company (the “Comment Letter”).

For your convenience, your comment has been reproduced in bold below followed by the responses in regular type. All capitalized terms not otherwise defined herein have the meanings set forth in the Form 10-K.

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Form 10-K for the year ended December 31, 2023

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-9

1. Your consolidated financial statements include the accounts of various legal entities and your significant accounting policies indicates that you consolidate variable interest entities when you are the primary beneficiary. Please expand your disclosures to clarify whether any of the entities that are consolidated are considered variable interest entities under ASC 810-10-15-14. If so, please provide the disclosures required by ASC 810-10-50-2AA and tell us how you considered the presentation guidance under ASC 810-10-45-25.

Response: In response to the Staff’s comment, the Company will expand its disclosures in its Form 10-K for the year ended December 31, 2024 to clarify whether any of the Company’s consolidated entities are considered variable interest entities under ASC 810-10-15-14 and to reflect the disclosures required in ASC 810-10-50-2AA. Specifically, our proposed expanded disclosures for Note 2. Summary of Significant Accounting Policies are set forth as follows:

“Generally, a variable interest entity (“VIE”) is an entity with one or more of the following characteristics: (1) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (2) as a group, the holders of the equity investment at risk (a) lack the power through voting or similar rights to make decisions about the entity’s activities that significantly impact the entity’s performance, (b) have no obligation to absorb the expected losses of the entity, or (c) have no right to receive the expected residual returns of the entity, or (3) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights.

A VIE is required to be consolidated by its primary beneficiary. The primary beneficiary of a VIE has (1) the power to direct the activities that most significantly impact the entity’s economic performance, and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Significant judgments related to these determinations include estimates about the current values, performance of real estate held by these VIEs, and general market conditions.

The consolidated financial statements include the accounts of the Company, the Operating Partnership and its subsidiaries, all of which are consolidated in accordance with GAAP. The Operating Partnership meets the criteria of a VIE as its limited partners, as a group, lack the power to make decisions about the activities that significantly impact the performance of the Operating Partnership. ExchangeRight, its related party group, and the Company, as a whole, have the characteristics of the primary beneficiary as they collectively have the power and benefits of the Operating Partnership. Substantially all of the Company’s business is conducted through the Operating Partnership. The Company does not have any significant operations or, apart from our interest in the Operating Partnership, any significant assets. As such, the Operating Partnership is consolidated in the Company’s consolidated financial statements. The assets and liabilities of the Operating Partnership are reflected in the total assets and liabilities of the Company on the consolidated balance sheet as the Operating Partnership’s assets can only be used to settle the obligations of the Operating Partnership and the Operating Partnership’s creditors do not have recourse to the Company.”

The Company evaluated the guidance in ASC 810-10-45-25 regarding the disclosure of the assets and the liabilities of the Operating Partnership. The Company is structured as an umbrella partnership real estate investment trust, commonly called an UPREIT, and owns all of its assets and conducts substantially all of its business through the Operating Partnership. The Company is the sole general partner and a limited partner of the Operating Partnership. The Company, on a standalone basis, has little to no assets or liabilities. Furthermore, the Company on a standalone basis has no operations other than its interest in the Operating Partnership. As is typical in most UPREIT structures, the Operating Partnership’s assets can only be used to settle the obligations of the Operating Partnership and the Operating Partnership’s creditors do not have recourse to the Company. The Company’s footnote disclosure will be updated, as reflected above, to include sufficient detail for users of the financial statements to understand this structure.

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Should you have additional comments or questions, please contact me at (626) 773-3481, or by email at dvansteenis@exchangeright.com. Thank you for your comments and your assistance with the Company’s filing.

Sincerely,

/s/ David Van Steenis

David Van Steenis

Chief Financial Officer

cc: David Fisher, ExchangeRight Real Estate, LLC

Joshua Ungerecht, ExchangeRight Real Estate, LLC

Warren Thomas, ExchangeRight Real Estate, LLC

David P. Hooper, Barnes & Thornburg LLP